FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Moffett, David M.	2. Issuer Name and Ticker or Trading Symbol U.S. Bancorp (USB)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) Vice Chairman, Chief Financial Officer
(Last) (First) (Middle) U.S. Bancorp 800 Nicollet Mall	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 1/23/03
(Street) Minneapolis, MN 55402		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock, $0.01 par value	1/23/03		M		38,445	A	$6.7633
Common Stock, $0.01 par value	1/23/03		F		38,445	D	$21.99	117,336	D
Common Stock, $0.01 par value	1/24/03		I		11,460.23	D	$21.11	0	I	401(k) Plan
Common Stock, $0.01 par value								30,291	I	By Spouse
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Deferred Compensation Plan Participation	1-for-1	1/23/03		M		86,555		(1)	(1)	Common Stock	154,426.76	$6.7633	154,426.76(2)	D
Deferred Compensation Plan Participation	1-for-1	1/23/03		I			67,871.76	(1)	(1)	Common Stock	86,555	(3)	86,555	D
Employee Stock Option (Right to Buy)	$6.7633	1/23/03		M			125,000	(4)	12/09/05	Common Stock	40,222		40,222	D
Employee Stock Option (Right to Buy)	$21.64								12/17/12	Common Stock	234,000		234,000	D
Employee Stock Option (Right to Buy)	$19.23								12/18/11	Common Stock	260,000		260,000	D
Employee Stock Option (Right to Buy)	$21.6875								12/12/10	Common Stock	350,000		350,000	D
Employee Stock Option (Right to Buy)	$21.375								12/14/09	Common Stock	195,000		195,000	D
Employee Stock Option (Right to Buy)	$28.8958								1/12/09	Common Stock	345,000		345,000	D
Employee Stock Option (Right to Buy)	$23.7917								11/20/08	Common Stock	270,000		270,000	D
Employee Stock Option (Right to Buy)	$18.9167								12/09/07	Common Stock	5,289		5,289	D
Employee Stock Option (Right to Buy)	$18.9167								12/07/07	Common Stock	219,711		219,711	D
Employee Stock Option (Right to Buy)	$10.11								12/10/06	Common Stock	9,882		9,882	D
Employee Stock Option (Right to Buy)	$10.11								12/09/06	Common Stock	215,118		215,118	D
Employee Stock Option (Right to Buy)	$6.7633								12/12/05	Common Stock	14,778		14,778	D

Explanation of Responses:

(1) Deferred Compensation Plan Participation is payable in common stock following termination of the reporting person's employment with U.S. Bancorp or age 55, whichever is later.
(2) Includes addtional amounts acquired in January pursuant to a dividend reinvestment feature of the U.S. Bancorp Deferred Compensation Plan.
(3) The reporting person has made an irrevocable election to transfer these shares into an alternate investment within the U.S. Bancorp Deferred Compensation Plan. Under the terms of the U.S. Bancorp Deferred Compensation Plan these shares will be transferred on April 1, 2003 at the closing price on March 31, 2003.
(4) The option vested in four equal annual installments beginning on December 12, 1996.

By: /s/ Lee R. Mitau For David M. Moffett **Signature of Reporting Person	1/27/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

POWER OF ATTORNEY

 This statement confirms that I have authorized and designated
Lee R. Mitau, Laura F. Bednarski and Tracy J. Knewtson, and each of them, as my attorney-in-fact to execute and file on my behalf all Forms
3, 4 and 5 (including any amendments) that I may be required to file with the Securities and Exchange Commission as a result of my ownership of or transactions in securities of U.S. Bancorp.  Their authority under Statement shall continue until I am no longer required to file
Forms 4 and 5 with regard to my ownership of or transactions in securities of U.S. Bancorp, unless I revoke it earlier writing.  I acknowledge that they are not assuming any of my responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

Dated:  8-28-02

    /s/David M. Moffett
    Signature

    David M. Moffett
    Printed Name